

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 10, 2008

Richard Bachman
President and Director
Urex Energy Corporation
10580 N. McCarran Blvd., Building 115-20
Reno, Nevada 89503

> **Re:** **Urex Energy Corporation**
> **Form 10-K SB**
> **Filed July 17, 2007**
> **File No. 000-50191**

Dear Mr. Bachman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine. It would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please tell us where you have included the cautionary language on your website.

2.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-50191. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please tell us where you have included this disclaimer on your website.

Property Description, page 10

3.   At various locations in your disclosure, you use the terms "measured," "indicated" and/or "inferred," "mineral resource," "mineral resource base," "drill indicated," and "geological resources" in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or

probable reserves for disclosure in SEC documents. Please tell us how you plan to comply with this guidance.

4.   We note your disclosure in this section, referring to mines and/or other mineral prospects that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and/or prospects. Accordingly, your disclosure should not reference mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company's properties or control and instead focus your disclosure solely on your property. Please tell us the changes you plan to make to ensure your disclosure only focuses on your property.

Location, page 10

5.   Please tell us your consideration of inserting a small-scale map showing the location and access to each of your material properties, as recommended by Industry Guide 7. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, and therefore these maps can be included in any filings uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Please note that maps submitted to the SEC should include the following pursuant to the Instructions to paragraph (c) (1) of Industry Guide 7:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

6.   Please tell us how you have complied with paragraph (b) (2) of Industry Guide 7, which requires you to fully disclose the material terms of the land or mineral rights securing agreements. As part of your response, please tell us how you have considered disclosing the following information:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims or mining concessions.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler at (202) 551-3718 with any engineering questions. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Christopher J. White
Branch Chief